UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Issuance of Securities under the Paid-in Capital Increase

On March 14, 2024, LG Display Co., Ltd. (the “Company”) filed with the Korea Exchange a report regarding the results of the issuance of securities under the previously announced paid-in capital increase (the “Offering”). The key details of such report are as follows:

1.
Type of securities: Registered common shares

2.
Offering method: Paid-in capital increase with a share rights offering to existing shareholders

3.
Details of the Offering:
•
Expected number of new shares to be issued: 142,184,300 shares
•
Expected gross proceeds from the Offering: 1,292,455,287,000 Korean won
•
Date of the initial board of directors resolution: December 18, 2023
•
Actual number of new shares to be issued: 142,184,300 shares
•
Actual gross proceeds from the Offering: 1,292,455,287,000 Korean won
•
Date of payment of the subscription price: March 14, 2024

4.
Other matters:
1)
As described above, the payment of the subscription price of the paid-in capital increase (rights offering to existing shareholders, followed by a public offering of unsubscribed shares in Korea) in accordance with the resolution adopted by our board of directors on December 18, 2023 has been completed.

2) Indicative timeline of future event


Listing date for the new shares: March 26, 2024

Related Disclosures:

-
Amended Report of a Material Event (Resolution Regarding Paid-in Capital Increase) dated March 4, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K/A on the same date.

-
Amendment No. 2 to Prospectus dated March 4, 2024, which was furnished to the United States Securities and Exchange Commission under Exhibit 99.1 to Form CB/A on the same date.

-
Notice of Definitive Subscription Price of New Shares to be Issued pursuant to the Paid-in Capital Increase dated March 4, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K on the same date.

-
Results of Subscription of the Paid-in Capital Increase dated March 8, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K on the same date.
-
Results of Subscription of the Paid-in Capital Increase dated March 13, 2024, which was furnished to the United States Securities and Exchange Commission under Form 6-K on the same date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 14, 2024 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division